December 4, 2020

BY EMAIL

John J. Mahon, Esq.
Schulte Roth & Zabel LLP
901 Fifteenth St., NW Suite 800
Washington, DC 20005

       Re:     Deer Lane ETF Trust, Deer Lane Large Cap Blend ETF
               Registration Statement on Form N-1A
               File Nos.: 333-2249926 / 811-23617

Dear Mr. Mahon:

On November 6, 2020, the Deer Lane ETF Trust, Deer Lane Large Cap Blend ETF
(the    Fund   )
filed a registration statement (   Registration Statement   ) on Form N-1A
under the Securities Act
of 1933 (   Securities Act   ) and the Investment Company Act of 1940 (   1940
Act   ). We have
reviewed the filing and have the following comments. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General Comments

1. We note that significant portions of the registration statement are missing information or contain bracketed disclosure. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

2. Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

3. Please confirm whether a party other than the Fund   s sponsor or one of its
affiliates is
   providing the Fund   s initial (seed) capital. If yes, please supplementally
identify the party
   providing the seed capital and describe its relationship with the Fund.
 John J. Mahon
Deer Lane ETF Trust, Deer Lane Large Cap Blend ETF
Page 2 of 4

Front Cover Page

4. Deer Lane Large Cap Blend ETF will track a yet-to-be-named Index. Please include the
   word    Index    in the Fund   s name, or please explain why it is
appropriate to not include Index
   in the name.

Fund Fees and Expenses

5. On p. 1, at footnote 2 to the Fee Waiver, language regarding front-end or contingent deferred loads is not applicable to this Fund. As such, please remove this language.

6. On p. 1, for the Fee Waiver and related footnote 2, please confirm that the fee waiver will not expire until at least one year from the effective date of the prospectus.

7. On p. 1, please include a line item in the Fee Table for Shareholders Fees and indicate what
   that fee is, or    N/A    if not applicable.

Prospectus Summary

8. On p. 2, at Principal Investment Strategies, please provide the name of the Index and the
   Index Provider.

9. On p. 2, as identified in the Principal Investment Strategies, for    change
over time   , please
   disclose how frequently each of the Fund and Index will be reconstituted and/or rebalanced.

10. On p. 2, as identified in the Principal Investment Strategies, at [i]ndexing may eliminate the
    chance   , please remove    may   .

11. On p. 2, in the    representative sampling indexing    paragraph, please
disclose how many
    securities the Fund will hold. A range of securities is acceptable.

Risk Considerations

12. On p. 2, the Principal Investment Risks appear in alphabetical order. Please reorganize risks to prioritize risks that are most likely to adversely affect the Fund's NAV, yield or return.
    The remaining risks may be alphabetized. See ADI 2019-08.

13. On p. 3, please review the Fund   s risk disclosure as it relates to the
Fund   s derivatives
    investments to ensure that it describes the actual derivative instruments and the associated principal risks that the Fund intends to use to achieve its investment objective. See Barry
    Miller Letter to the ICI dated July 30, 2010. Additionally, please consider including risk disclosure for capital and margin required to maintain derivatives accounts and positions.

14. For all    Sector Risk[s]    (e.g., Financial Sector Risk, Healthcare
Sector Risk, and Information
    Technology Sector Risk), please include corresponding strategy disclosure. John J. Mahon
Deer Lane ETF Trust, Deer Lane Large Cap Blend ETF
Page 3 of 4

Purchase and Sale of Fund Shares

15. On p. 7, please include disclosure on how to access the NAV per share, market price, premium or discount, and bid-ask spread on the Fund's website. Once available, please include the median bid-ask spread for the Fund's most recent fiscal year (unless posted online). See Rule 6c-11 under the 1940 Act.

Statutory Prospectus

16. On p. 11, Financial Sector Risk is disclosed both as a Principal Investment Risk and as an
       Other Risk    on p. 18 under A Further Discussion of Other Risks. Please confirm if
    Financial Sector Risk is a Principal Investment Risk, or if it is an Other Risk. If both a
    Principal Investment Risk and an Other Risk, please provide an explanation. If it is only a
    Principal Investment Risk, please remove from the Other Risk disclosure. Also, the description of Financial Sector Risk under Other Risk includes disclosure not included in the description of Financial Sector Risk under Principal Investment Risks. Please reconcile as appropriate.

Statement of Additional Information

17. On p. 2, under Investment Policies and Risk, pursuant to Item 16 of Form N-1A, please confirm which strategy, if any, are not principal. If not principal, please indicate as such.

18. On p. 2, under General Considerations and Risks, for clarity, please
include the Fund   s
    diversification policy under fundamental policies.

Part C

19. Per the FAST Act, please include 1933 Act file numbers and hyperlinks to each exhibit identified in the exhibit index, and any other information incorporated by reference in the registration statement, if filed on EDGAR. See Rule 411 under the 1933 Act and Rule 0-4 under the 1940 Act.

                                                 ***

A response to this letter should be in the form of a pre-effective amendment filed pursuant to
Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
 John J. Mahon
Deer Lane ETF Trust, Deer Lane Large Cap Blend ETF
Page 4 of 4

If you have any questions, please call me at (202) 551-6229. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at LeeSC@sec.gov.


                                                     Sincerely,

                                                     /s/

                                                     Scott Lee
                                                     Senior Counsel
                                                     Disclosure Review and
Accounting Office


cc:     Andrea Ottomanelli Magovern, Assistant Director
        Sumeera Younis, Branch Chief